United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

AvidXchange Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05368X102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368X102	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Michael Praeger
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,624,438
	6	Shared Voting Power 4,677,791
	7	Sole Dispositive Power 10,624,438
	8	Shared Dispositive Power 4,677,791

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,302,229
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.4%
12	Type of Reporting Person IN

CUSIP No. 05368X102	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

AvidXchange Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1210 AvidXchange Lane, Charlotte, NC 28206.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Michael Praeger (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is 1210 AvidXchange Lane, Charlotte, NC 28206.

(c)	Citizenship:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

05368X102

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of shares of Common Stock as of the date of this filing.

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 15,302,229 shares of Common Stock, which consists of: (a)(i) 10,440,510 shares of Common Stock owned directly by the Reporting Person, (ii) 103,476 shares of Common Stock underlying stock options exercisable within 60 days after the date of this filing, and (iii) 80,452 shares of Common Stock issuable upon the settlement of restricted stock units vesting within 60 days after the date of this filing, held in each case by Mr. Praeger, individually; (b) 660,627 shares of Common Stock owned directly by Mr. Praeger and his wife as joint tenants with right of survivorship; (c) 1,888,652 shares of Common Stock owned directly by Green and Gold 2014 GRAT, for which Mr. Praeger is the trustee; (d) 1,328,276 shares of Common Stock owned directly by Green and Gold 2015 GRAT, for which Mr. Praeger is the trustee; (e) 297,026 shares of Common Stock owned directly by MP Charitable Trust, for which Mr. Praeger is the trustee; and (f) 503,210 shares of Common Stock owned directly by the Reporting Person’s spouse.

CUSIP No. 05368X102	Schedule 13G	Page 3 of 4

(b) Percent of class:

7.4%, based upon 206,601,000 shares of Common Stock outstanding as of May 6, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,624,438
(ii)	Shared power to vote or direct the vote: 4,677,791
(iii)	Sole power to dispose or to direct the disposition of: 10,624,438
(iv)	Shared power to dispose or to direct the disposition of: 4,677,791

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 05368X102	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

Michael Praeger

/s/ Michael Praeger